October 3, 2011
VIA EDGAR
H. Roger Schwall
Assistant Director
Division of Corporation Finance
U.S. Securities and Exchange Commission
Mail Stop 7010
Washington, D.C. 20549

Re:	Basic Energy Services, Inc.
Registration Statement on Form S-4
Filed September 8, 2011
File No. 333-176739
Form 10-K for Fiscal Year Ended December 31, 2010
Filed February 25, 2011
File No. 001-32693
Dear Mr. Schwall:
     On behalf of Basic Energy Services, Inc. (“we,” “our” or the “Company”), set forth below are the responses to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated September 29, 2011, with respect to the Company’s Registration Statement on Form S-4 (File No. 333-176739) (the “Registration Statement”) and Form 10-K for fiscal year ended December 31, 2010 (File No. 001-32693) (the “2010 Form 10-K”). For your convenience, the responses are prefaced by the exact text of the Staff’s corresponding comment.
Registration Statement on Form S-4
General
1.	Please be advised that we will not be able to accelerate the effectiveness of your registration statement until you have cleared all comments, including comments on your periodic reports, below.
Response:
The Company acknowledges the advisement in comment 1 regarding acceleration of effectiveness of the Registration Statement until the Company has cleared all comments, including comments on the Company’s periodic reports.

Form 10-K for Fiscal Year Ended December 31, 2010
Risk Factors, page 17
2.	We note your discussion of risks relating to hydraulic fracturing on page 14. If material, please add a new related risk factor or provide a cross reference to disclosure found elsewhere to address specifically the operational and financial risks associated with hydraulic fracturing, such as the underground migration and the surface spillage or mishandling of fracturing fluids, including chemical additives.
Response:
The Company refers the Staff to the risk factors previously included in the Company’s Form 10-Q for the period ended June 30, 2011 filed on July 25, 2011, including “Federal and state legislative and regulatory initiatives related to hydraulic fracturing could result in operating restrictions or delays in the completion of oil and natural gas wells that may reduce demand for our well servicing activities and could adversely affect our financial position, results of operations and cash flows” and “We are subject to environmental, health and safety laws and regulations that may expose us to significant liabilities for penalties, damages or costs of remediation or compliance.”
The Company believes these risk factors address specifically the operational and financial risks associated with hydraulic fracturing.
Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 32
Overview, page 32
3.	We note your discussion of the purchases of businesses you have completed in recent years and the impact of these purchases on your results of operations. However, we did not note any discussion of the specific impact of these purchases in the results of operations section of your MD&A. Confirm to us, if true, that the purchases of businesses did not have a material impact on your results of operations during any of the periods presented in your 10-K. If this is not the case, revise your MD&A to discuss, in appropriate detail, the impact of these purchases. See Item 303(a)(3)(i) of Regulation S-K.
Response:
The Company confirms that none of the referenced acquisitions had a material impact on our results of operations during the periods presented in our 2010 Form 10-K.

Results of Operations, page 41
4.	Disclosure in various parts of this section indicates that your reported revenue was impacted by changes in both volumes and prices without indicating the extent which the changes are attributable to either factor. To the extent that your financial statements disclose material increases in net sales or revenues, you should provide a narrative discussion of the extent to which such increases are attributable to increases in prices or to increases in the volume or amount of goods or services being sold or to the introduction of new products or services. See Item 303(a)(3)(iii) of Regulation S-K.
Response:
The Company respectfully submits that the Company has provided detailed disclosure regarding material increases in revenues due to our volume of work, utilization of equipment and pricing, by business segment, in the Segment Overview beginning on page 34 of our 2010 Form 10-K. The Company undertakes to consider and provide additional narrative discussion in accordance with Item 303(a)(3)(iii) of Regulation S-K with regard to changes in revenues in the Results of Operations narrative section in the Company’s future periodic filings.
5.	Disclosure in various in parts of your filing indicates that two or more factors contributed to material changes in your financial statements from year to year. As an example, we note the discussion on page 41 indicating that direct operating expenses in 2010 increased due to higher activity levels offset by cost cutting measures. Where your financial statements reveal material changes from year to year in one or more reported line items, the causes for the changes should be described to the extent necessary to an understanding of your business as a whole. To the extent that two or more factors contributed to the change, identify and quantify the extent of contribution of each factor. See Instruction 4 to Item 303(a) of Regulation S-K and FRC 501.04.
Response:
The Company respectfully submits that the Company has provided detailed disclosure regarding material changes in direct operating expenses as they pertained to higher activity levels, by business segment, in the Segment Overview beginning on page 34 of our 2010 Form 10-K. We also note that we have discussed the specific impacts of activity increases, by line of business, in the Results of Operations section under “Direct Operating Expenses,” and the impact of cost-cutting measures in our discussion of general and administrative expenses, which is the line item in which the majority of the measures taken are captured in our Income Statement. The Company undertakes to provide additional detail with regard to material changes in direct operating and general and administrative expenses in the Results of Operations narrative section in the Company’s future periodic filings in accordance with Instruction 4 to Item 303(a) of Regulation S-K and FRC 501.04.

Liquidity and Capital Resources, page 44
Net Cash Provided by Operating Activities, page 44
6.	Your discussion of net cash provided by operating activities is fairly brief and does not appear to address all the items that materially contributed to the differences in net cash provided by operating activities between periods. Additionally, your discussion does not appear to address the underlying reasons for the changes in items impacting net cash provided by operating periods between periods. Expand your discussion of net cash provided by operating activities to address these items. See Interpretation: Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations, Section IV.B, Release 34-48960.
Response:
The Company respectfully submits that the Company has discussed the increase in accounts receivable, which represented the most significant change to our Net Cash Provided by Operating Activities, on page 44 of our 2010 Form 10-K. The increase in accounts receivable was driven by the increase in our revenues, which was discussed at length throughout our 2010 Form 10-K. The net impact of other factors was immaterial, and we therefore did not discuss those other factors. The Company undertakes to expand the discussion of Net Cash Provided by Operating Activities in the Company’s future periodic filings to include underlying reasons for material changes in accordance with Interpretation: Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations, Section IV.B, Release 34-48960.
In responding to the foregoing comments, the Company acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     Please do not hesitate to call the undersigned at (713) 220-4301 with any comments or questions regarding this letter or the above-referenced Registration Statement and 2010 Form 10-K.

Very truly yours,
/s/ David C. Buck
David C. Buck

cc:	Kenneth V. Huseman, President and Chief Executive Officer (Issuer) Alan Krenek, Chief Financial Officer (Issuer)

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